

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

      Re: My Racehorse CA LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 26
          Filed April 30, 2021
          File No. 024-10896

Dear Mr. Behrens:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at (202) 551-7127 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services